SICHENZIA ROSS FRIEDMAN FERENCE LLP
ATTORNEYS AT LAW

                                                             November 17, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Ryan Rohn

              Re:   Bio-Solutions International, Inc.
                    Form 8-K Item 4.01
                    Filed November 3, 2005
                    Form 10-Q for the Quarterly Period ended June 30, 2005 File # 033-25126-D

Ladies and Gentlemen:

     The following response addresses the comments of the reviewing Staff of the Commission as set forth in the comment letter of November 4, 2005 relating to the Form 8-K of Bio-Solutions International, Inc. ("Bio-Solutions" or the "Company") filed on November 3, 2005. On behalf of the Company, we respond as follows:

                               Form 8-K Item 4.01
                               ------------------

1. Please file a letter from your former accountant as Exhibit 16, indicating whether or not they agree with your disclosures in the Form 8-K.

Response:
---------

     Concurrent with the filing of this correspondence letter, the Company has filed a Form 8-K/A containing a letter from its former accountant as Exhibit 16 indicating whether or not they agree with the disclosures.


         In addition, the Company hereby acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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     Should  you have any  questions,  please do not  hesitate  to  contact  the undersigned at 212-930-9700. Thank you.


                                                       Very Truly Yours,

                                                       /s/ Richard A. Friedman
                                                       -----------------------
                                                       Richard A. Friedman